Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

The following table presents Snap-on Incorporated’s ratio of earnings to fixed charges for the nine months ended October 3, 2015 and September 27, 2014, and for each of its last five fiscal years:

	Nine Months Ended October 3, 2015	Nine Months Ended September 27, 2014	2014	2013	2012	2011	2010
Earnings before income taxes and equity earnings	$516.7	$457.5	$630.9	$526.2	$460.2	$412.9	$277.4
Distributed income of equity investees	—	—	—	—	—	5.0	2.0

Earnings before income taxes and equity earnings, as adjusted	$516.7	$457.5	$630.9	$526.2	$460.2	$417.9	$279.4

Fixed charges:
Interest on debt	$38.2	$38.3	$51.8	$55.3	$55.2	$60.4	$54.1
Interest element of rentals	2.1	2.2	2.9	2.7	2.4	2.7	2.7

Total fixed charges	$40.3	$40.5	$54.7	$58.0	$57.6	$63.1	$56.8

Total adjusted earnings available for payment of fixed charges	$557.0	$498.0	$685.6	$584.2	$517.8	$481.0	$336.2

Ratio of earnings to fixed charges	13.8	12.3	12.5	10.1	9.0	7.6	5.9